


FORTIS

Solid partners, flexible solutions

First Half-year Results 2003

Press Conference

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

Fortis has pleasure in inviting you to the presentation of its **first half-year results 2003.**

The results will be commented upon by Anton van Rossum, CEO, Herman Verwilst, Deputy CEO and Gilbert Mittler, CFO.

The press conference will take place on:

Thursday 28 August 2003 at 10.30 a.m. CET

in the Auditorium of the Fortis headquarters in The Netherlands, Archimedeslaan 6, in Utrecht (see route description enclosed).

Parking facilities have been arranged on the parking deck in front of the building.

A lunch will be offered after the press conference.

The press conference can also be followed by webcast on www.fortis.com or by telephone: +44 20 7162 0197. Please dial in 5 minutes in advance.

Please return the enclosed fax before 25 August 2003.


FORTIS
Solid partners, flexible solutions

RETURN FAX

Fortis
Press Conference
First half-year results 2003
Thursday 28 August 2003 at 10.30 a.m. CET
in Utrecht

Name: ....

Editorial staff: ....

E-mail address: ....

Mobile phone: ....

Will be present: ☐ Yes ☐ No

Please return before 25 August 2002
to faxnumber: +31 (0)30 257 78 38
or e-mail to: pressroom@fortis.com

Directions Fortis


UTRECHT
NIEUWEGEIN
HOUTEN

Fortis (Head Office)
Archimedeslaan 6
3584 BA Utrecht
Tel.: +31 (0)30 257 65 76

AMEV
(incl. Quatro building)
Archimedeslaan 10
3584 BA Utrecht
Tel.: +31 (0)30 257 91 11

Fortis Bank
Newtonlaan 1
3584 BX Utrecht
Tel.: +31 (0)30 257 75 77

Fortis Auditorium
Archimedeslaan 6
3584 BA Utrecht


DE BILT
UTRECHT

Location
Fortis' offices are located at Archimedeslaan and Newtonlaan in the Rijnsweerd Noord Business Park, Utrecht. Parking is by prior arrangement only. The offices can be reached by public transport from Utrecht Central Station.

By car
If you are coming from the south, take the A2 towards Utrecht. At the Everdingen junction, turn onto the A27 towards Hagestein/Hilversum and contunie until you passed the Lunetten junction. Then take the exit 30 to Rijnsweerd/Veemarkt onto the A28. Carry on until you reach the traffic lights at the end the A28. Then turn right into Waterlinieweg (N222 to Rijnsweerd) and turn right again almost immediately onto Pythagoraslaan. You will then be in the Rijnsweerd Noord Business Park.

For the Fortis Head Office, AMEV and the Fortis Auditorium, contune along the Pythagoraslaan until the road forks and then veer left into Archimedeslaan. You will see the offices on you right 100 meters further on. If you are coming from Rotterdam/Den Haag (on the A12) or Amsterdam (A2), when you get to the Oudenrijn junction, turn onto the A27 towards Amersfoort and continue until you get to the Lunetten junction. Then take the Rijnsweerd/Veemarkt exit. From then on, the instructions are the same as from the south.

By public transport
A number 11 bus from Utrecht Central Station will take you to the Rijnsweerd Noord Business Park in about fifteen minutes. You should get off at the Provinciehuis stop on the corner of Pythgoraslaan/Archimedeslaan.


FORTIS

Parking ticket 28 August 2003
FORTIS PRESS CONFERENCE

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FORTIS

Solid partners, flexible solutions